ADMINISTRATIVE SERVICES AGREEMENT

AGREEMENT made as of this 29th day of October, 2012, by and between Aspiriant Global Equity Trust (the “Trust”), a Delaware statutory trust, on behalf of its series (each, a “Fund”), and Aspiriant, LLC (“Aspiriant”), a Delaware limited liability company.

WHEREAS, the Trust desires to engage Aspiriant to render certain administrative services to the Trust in the manner and on the terms and conditions hereinafter set forth;

NOW THEREFORE, in consideration of the mutual covenants and premises set forth herein, the parties hereby agree as follows:

1. Provision of Services. Subject to the oversight of the members of the Board of Trustees of the Trust who are not interested persons as defined in the Investment Company Act of 1940 (the “Independent Trustees”), Aspiriant shall, among other things, review shareholder reports and other filings with the Securities and Exchange Commission; provide oversight and management of the Trust’s primary service providers; provide periodic due diligence reviews of the Trust’s primary service providers; coordinate and negotiate all of the contracts and pricing relating to the Trust’s primary service providers; provide information to the Independent Trustees relating to the review and selection of the Trust’s primary service providers; coordinate quarterly and special board meetings; and all such other duties or services necessary for the appropriate administration of the Trust.

2. Fee. Each Fund shall pay Aspiriant for the administrative services provided under this Agreement a fee at an annual rate of 0.10% based on the average daily net assets of the Fund computed daily and paid monthly in arrears.

3. Duration and Termination. This Agreement shall become effective as of the date executed and shall remain in full force and effect for two years. Thereafter, this Agreement will renew from year to year provided such continuance is specifically approved annually by a majority of the Independent Trustees. This Agreement may be terminated by the Board of Trustees at any time. This Agreement shall automatically and immediately terminate with respect to each Fund (i) if Aspiriant no longer serves as investment adviser to the Fund or (ii) in the event of an assignment of Aspiriant as defined in the Investment Company Act of 1940. The specific termination of this Agreement with respect to any one Fund will not cause its termination with respect to any other Fund.

4. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the state of Delaware and the applicable provisions of the Investment Company Act of 1940.

5. Entire Agreement. This Agreement contains the entire understanding and agreement of the parties.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first set forth above.

ASPIRIANT GLOBAL EQUITY TRUST

By:	/s/ Hilarie C. Green
Name: Hilarie C. Green Title: Secretary and Principal Financial Officer

ASPIRIANT, LLC

By:	/s/ Jason Thomas
Name: Jason Thomas Title: Chief Investment Officer and Principal

2